Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173864

CNL LIFESTYLE PROPERTIES, INC.

STICKER SUPPLEMENT DATED AUGUST 16, 2012

TO PROSPECTUS DATED MAY 2, 2011

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated May 2, 2011. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” “Company” and “CNL Lifestyle Properties” include CNL Lifestyle Properties, Inc. and its subsidiaries.

RECENT DEVELOPMENTS

The following amends certain information appearing on the cover page of the prospectus:

Cover

The initial purchase price for shares under the Distribution Reinvestment Plan (referred to herein as the “DRP”) was $9.50 per share. The new purchase price of the shares is $6.95 per share, which amount is equal to 95.08% of the net asset value of a share of our common stock (“NAV”), as determined by our board of directors on August 9, 2012. The Total Offering Amount is approximately $211 million, based on prior sales of 11,041,189.768 shares at $9.50 per share, and assuming the sale of the remaining 15,274,599.232 shares at $6.95 per share.

Prospectus Summary

The following is an addition to the end of the section entitled “PROSPECTUS SUMMARY,” at page 2 of the prospectus:

Estimated Value per Share

Estimated Fair Value per Share

In July 2012, we conducted a detailed analysis to estimate our NAV on a per share basis to assist broker dealers in connection with their obligations under applicable Financial Industry Regulatory Authority (“FINRA”) rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. As of August 1, 2012, our Board determined that the estimated NAV per share was $7.31. In determining an estimated fair value of the Company’s shares, the Board of Directors considered various analyses and information, a portion of which was provided by the Company’s advisor. In preparing its value estimate, the Company also consulted an independent valuation advisor.

Valuation Methodology

In estimating our NAV per share, we estimated the value of our investments on an asset-by-asset basis using common appraisal techniques which are widely used for the valuation of real estate assets. The values of our consolidated real estate properties were primarily estimated using a discounted cash flow approach, whereby we forecasted property-level cash flows for a holding period of 10 years. We then estimated the sales value that we would receive in a hypothetical sale at the end of the expected holding period by applying a normalized terminal capitalization rate for each asset to the final year forecasted cash flow. The total cash flows during the 10-year holding period and the estimated sales value were then discounted to August 1, 2012 using discount rates that we believe are appropriate for our assets. Terminal capitalization rates and discount rates differed by asset class and by property within a specific asset class based on their characteristics, growth expectations, cash flow variability, etc. The key assumptions that were used in discounted cash flow models to estimate the fair value of our real properties are set forth in the following table. We did not include any specific premiums for portfolio aggregation, business enterprise or going concern value, although such premiums may be applicable in a merger or bulk sale of our portfolios.

	Property Category			Overall Portfolio
	Lifestlye(1)	Senior Housing	Other(2)		Range
Weighted-Average Exit Cap Rate	8.7%	7.5%	7.9%	8.5%	5.5% - 11.0%
Weighted-Average Discount Rate	9.8%	8.4%	9.4%	9.5%	7.0% - 12.5%

Cash Flow Compound Annual Growth Rates			Weighted Average Basis	Estimated Holding Period
Lifestyle			2.6%	10 Years
Senior Housing - Managed Properties			3.6%	10 Years
Senior Housing - JV Properties(3)			-4.9%	4 Years
Other			6.6%	10 Years

	Overall Portfolio		1.7%	9.5 years

FOOTNOTES:

(1)	Includes ski and mountain lifestyle, attractions, marinas and golf.
(2)	Includes lodging, DMC Partnership, Intrawest Venture, multifamily and other.
(3)	Includes CNLSunI, II and III Ventures. The weighted-average growth for senior housing JV’s declined due to reductions in preferred return allocations over time. The estimated holding period was less than 10 years due to options our partners has to buy our interest in the ventures at a stated price. We believe that these options will be exercised based on where we believe the values for the underlying assets are trending and have assumed that this occurs during the mid-point of the option period for each respective joint venture.

The fair value of our unconsolidated joint venture investments were estimated with a similar discounted cash flow approach using the estimated cash flows expected to be received from the ventures over the expected holding period. In estimating these cash flows, we considered various distribution and liquidation preferences applicable to each specific venture.

The estimated value of notes receivable and notes payable was determined by discounting the scheduled loan payments using expected current loan interest rates and terms that we believe we would obtain for similar loans in today’s market. For all other relevant assets and liabilities (cash, inventory, receivables, prepaid assets, accounts payable, accrued expenses, etc.), we assumed that the current book values equal the fair value of those assets and liabilities.

To compute our total NAV, the estimated fair value of debt and other liabilities was deducted from the summation of the estimated fair value of properties, joint ventures, notes receivable and other assets to determine the total estimated NAV for the Company as a whole. This amount was then divided by the number of shares outstanding to determine the estimated NAV per share. The following table summarizes the individual components used to estimate fair value:

Consolidated real estate properties	$8.47
Unconsolidated entities	1.56
Mortgages and other notes receivable	0.40
Other assets	0.48
Mortgages and other notes payable	(3.20)
Other liabilities	(0.40)

Estimated per Share Value	$7.31

Limitations of the Estimated Fair Value per Share

As mentioned above, we are providing this estimated fair value per share to assist broker dealers in connection with their obligations under applicable FINRA rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under ERISA reporting requirements. We believe that the assumptions employed in the asset appraisals are reasonable and within the ranges used for properties

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similar to those owned by us and held by investors with similar expectations to our investors. However, a change in the assumptions would impact the calculation of the value of our real estate assets and different parties using different assumptions and estimates could derive a different estimated fair value per share, which could be significantly different from our estimated fair value per share. For example, assuming all other factors remain unchanged, a 5 percent change in the assumed average discount rate would result in a value of $6.78 per share and a 5 percent decrease in the assumed average discount rate would result in a value of $7.90 per share. The estimated fair value per share value established is not necessarily indicative of the price that our shares would trade at on a national securities exchange or the amount a stockholder would obtain if they tried to sell their shares or if we were acquired by another company or we liquidated our assets and distributed the proceeds after paying all of our expenses and liabilities. Accordingly, with respect to the estimated fair value per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated fair value per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	our shares would trade at a price equal to or greater than the estimated fair value per share if we listed them on a national securities exchange; or

•	the methodology used to estimate our fair value per share would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The estimated fair value per share was determined by our Board at a special meeting held on August 9, 2012. As previously discussed in the Risks Factors section contained within our prospectus, the value of our shares will likely change over time and will be influenced by changes to the value of our individual assets as well as changes and developments in the real estate and capital markets as well as broader economic factors. We believe the recent downturn in the economy has depressed the cash flows and value of a certain portion of our assets and therefore the estimated fair value of our shares. We currently expect to update and announce our estimated fair value per share at least every twelve months.

The following replaces in its entirety the second full paragraph on page 1 of the prospectus, in the section entitled “PROSPECTUS SUMMARY – Our Business:

As of June 30, 2012, we had a portfolio of 177 lifestyle properties, consisting of ski and mountain lifestyle properties, golf facilities, senior housing, attractions, marinas and additional lifestyle properties. Forty-Nine of our 177 properties are wholly-owned managed properties. For the six months ended June 30, 2012, we generated total revenue of $210,677 million and had total assets of $3.0 billion. We generally lease our properties on a long-term, triple-net or gross basis (generally five to 20 years, plus multiple renewal options) to tenants or operators whom we consider to be significant industry leaders. To a lesser extent, we also make and acquire loans (including mortgage, mezzanine and other loans) and enter into joint ventures related to interests in real estate.

The following replaces in its entirety both paragraphs on page 2 of the prospectus, in the section entitled “PROSPECTUS SUMMARY – Terms of the Offering”:

We are offering up to 26,315,789 shares of our common stock to our existing stockholders pursuant to the DRP. Our DRP was amended and restated by our board of directors on August 9, 2012. The amended and restated DRP is attached as Appendix B to this prospectus. Initially, the shares were offered at a purchase price of $9.50 per share. The new purchase price of the shares is $6.95 per share, which is approximately 95% of the estimated value of a share of our common stock as determined by our board of directors on August 9, 2012. In the event that our board of directors determines that the fair market value of our common stock has changed, shares of our common stock will thereafter be sold pursuant to the DRP at a price determined by our board of directors, which price shall not be less than 95% of the fair market value of a share of our common stock as so determined.

We will offer shares pursuant to the DRP until the earlier of May 2, 2014 or the date we sell all 26,315,789 shares (approximately $211 million) in this offering; provided, however, that we may extend this offering to the extent permitted by applicable law; provided, further, that our board of directors may amend the DRP for any reason by providing 15 days’ written notice to participants in the DRP and may terminate the DRP for any reason by providing 15

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days’ written notice to participants in the DRP. This offering must be registered or exempt from registration in every state in which we offer or sell shares. If this offering is not exempt from registration, the required registration generally is effective for a period of one year. Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually and the offering is not otherwise exempt from registration.

The following replaces in its entirety the two full paragraphs on page 3 of the prospectus, in the section entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”:

Certain statements in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). CNL Lifestyle Properties, Inc. (herein also referred to as the “Company”) intends that all such forward-looking statements be covered by the safe-harbor provisions for forward-looking statements of Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable.

All statements, other than statements that relate solely to historical facts, including, among others, statements regarding the Company’s future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “continues,” “pro forma” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in our Annual Report on Form 10-K for the year ended December 31, 2011, and other documents filed from time to time with the Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to: the global impact of the current credit crisis in the U.S. and Europe; changes in general economic conditions in the U.S. or globally (including financial market fluctuations); risks associated with our investment strategy; risks associated with the real estate markets in which the Company invests; risks of doing business internationally and global expansion, including unfamiliarity with new markets and currency risks; risks associated with the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with its debt covenants; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; competition for properties and/or tenants in the markets in which the Company engages in business; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the impact of regulations requiring periodic valuation of the Company on a per share basis; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects or acquired property value-add conversions, if applicable (including construction delays, cost overruns, the Company’s inability to obtain necessary permits and/or public opposition to these activities); defaults on or non-renewal of leases by tenants; failure to lease properties at all or on favorable terms; unknown liabilities in connection with acquired properties or liabilities caused by property managers or operators; the Company’s failure to successfully manage growth or integrate acquired properties and operations; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expense items and costs, uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding or potential litigation; risks associated with the Company’s tax structuring; the Company’s failure to qualify and maintain its status as a real estate investment trust and the Company’s ability to protect its intellectual property and the value of its brand.

Management believes these forward-looking statements are reasonable; however, such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and the Company may not be able to realize them. Investors are cautioned not to place undue reliance on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.

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The following replaces in its entirety the entire paragraph in the section entitled “SUMMARY OF OUR REINVESTMENT PLAN – Purchase Price of the Shares” at page 4 of the prospectus:

There is no public trading market for our shares. The purchase price for the shares is $6.95 per share, which is approximately 95% of the estimated value of a share of our common stock as determined by our board of directors on August 9, 2012. In the event that our board of directors determines that the estimated value of our common stock has changed, shares of our common stock will thereafter be sold pursuant to the DRP at a price determined by our board of directors, which price shall not be less than 95% of the fair market value of a share of our common stock as so determined.

The following replaces in its entirety the one full paragraph on page 17 of the prospectus, in the section entitled “PLAN OF DISTRIBUTION”:

A maximum of 26,315,789 are being offered to our current stockholders through the DRP, of which 11,041,189.765 shares have been sold as of the date of this supplement, at the initial purchase price of $9.50. The remaining 15,274,599.232 shares available for purchase under the DRP are being offered at a price of $6.95 per share. We have no basis for estimating the number of shares that will be sold. We will not pay any selling commissions or dealer manager fees in connection with the sale of shares pursuant to the DRP.

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APPENDIX B

AMENDED AND RESTATED REINVESTMENT PLAN

SECOND AMENDED AND RESTATED

DISTRIBUTION REINVESTMENT PLAN

CNL LIFESTYLE PROPERTIES, INC., a Maryland corporation (the “Company”), pursuant to its amended and restated Articles of Incorporation, adopted a Second Amended and Restated Distribution Reinvestment Plan (the “Distribution Reinvestment Plan”) on the terms and conditions set forth below.

1. Reinvestment of Distributions. DST, Inc., the reinvestment agent (the “Reinvestment Agent”) for participants (the “Participants”) in the Distribution Reinvestment Plan (the “Distribution Reinvestment Plan”), will receive the cash distributions made by the Company with respect to shares of common stock of the Company (the “Shares”) owned by each Participant and enrolled in the Distribution Reinvestment Plan (collectively, the “Distributions”). The Reinvestment Agent will apply such Distributions on behalf of the Participants as follows:

(a) During any period when the Company is making a “best-efforts” public offering of Shares, the Reinvestment Agent will invest Distributions in Shares acquired from the Company at 95% of the then-current offering price of common shares.

(b) After the termination of the Company’s “best-efforts” public offering of Shares and until the Shares become listed for trading on a national securities exchange, an over-the-counter market or a national market system (collectively, a “Listing”), the Reinvestment Agent will invest Distributions in Shares acquired from the Company at 95% of the estimated fair value per Share as determined by the Company’s board of directors from time to time.

(c) Upon Listing of the Shares, the Reinvestment Agent may purchase Shares either through the exchange, over-the-counter market or market system on which the Shares are Listed, or directly from the Company pursuant to a registration statement relating to the Distribution Reinvestment Plan. In the event that, after Listing occurs:

(i) the Reinvestment Agent purchases Shares on an exchange, over-the-counter market or market system through a registered broker-dealer, the Shares shall be purchased at a per Share price equal to the then-prevailing market price for the Shares at the date of purchase by the Reinvestment Agent and the amount to be reinvested shall be reduced by any brokerage commissions charged by such registered broker-dealer; or

(ii) the Reinvestment Agent purchased Shares directly from the Company pursuant to a registration statement relating to the Distribution Reinvestment Plan, the price will be disclosed in the registration statement.

(d) In the event of a subsequent determination that the purchase price for Shares under the Distribution Reinvestment Plan represented or will represent a discount in excess of 5% of the value per Share at the time of the reinvestment on behalf of any particular Participant, the distribution of the portion of the Shares issued or to be issued under the Distribution Reinvestment Plan representing the excess amount may be voided, ab initio, to the extent it could adversely affect the Company’s ability to qualify as a real estate investment trust and/or, at the Company’s option, the participation of such Participant in the Distribution Reinvestment Plan may be terminated, in which event any current and future distributions earned would be paid to the then former Participant in lieu of reinvestment into Shares.

(e) For each Participant, the Reinvestment Agent will maintain a record which shall reflect for each calendar quarter the Distributions received by the Reinvestment Agent on behalf of such Participant. The Reinvestment Agent will use the aggregate amount of Distributions to all Participants for each calendar quarter to purchase Shares for the Participants. Distributions shall be invested by the Reinvestment Agent in Shares, to the extent available, promptly following the payment date with respect to such Distributions to the extent Shares are available. If sufficient Shares are not available, the excess Distributions shall be invested on behalf of the Participants in one or more interest-bearing accounts in a commercial bank approved by the Company which is located in the continental United States and has assets of at least $100,000,000, until Shares are available for purchase, provided that any Distributions that have not been invested in Shares within 30 days after such Distributions are made by the Company shall be returned to Participants. The purchased Shares will be allocated among the Participants based on the portion of the aggregate Distributions received by the Reinvestment Agent on behalf of each Participant, as reflected in the records maintained by the Reinvestment Agent. The ownership of the Shares purchased pursuant to the Reinvestment Plan shall be reflected on the books of the Company.

(f) The allocation of Shares among Participants may result in the ownership of fractional Shares.

(g) Distributions attributable to Shares purchased on behalf of the Participants pursuant to the Distribution Reinvestment Plan will be reinvested in additional Shares in accordance with the terms hereof.

(h) No certificates will be issued to a Participant for Shares purchased on behalf of the Participant pursuant to the Distribution Reinvestment Plan. Participants in the Distribution Reinvestment Plan will receive statements of account in accordance with Section 7 below.

(i) The Company can determine in its sole discretion how to allocate available Shares between any public offering of Shares by the Company or the Distribution Reinvestment Plan.

2. Election to Participate. Any stockholder who has received a then-current prospectus, either for the then current offering or solely for the Reinvestment Plan, if any, may elect to participate in and purchase Shares through the Distribution Reinvestment Plan at any time by completing and executing a Subscription Agreement or Enrollment Form, as applicable. Participation in the Distribution Reinvestment Plan will commence with the next Distribution paid after receipt of the Participant’s notice, and to all calendar quarters thereafter, provided such notice is received at least 30 days prior to the last day of the calendar quarter. Subject to the preceding sentence, a stockholder will become a Participant in the Distribution Reinvestment Plan effective on the first day of the calendar quarter of the election. The election will apply to Distributions attributable to the calendar quarter in which the stockholder makes such written election to participate in the Distribution Reinvestment Plan and to all calendar quarters thereafter. A Participant who has terminated his or her participation in the Distribution Reinvestment Plan pursuant to Section 11 will be allowed to participate in the Distribution Reinvestment Plan again upon receipt of a then-current prospectus relating to participation in the Distribution Reinvestment Plan which contains, at a minimum, the following: (i) the minimum investment amount; (ii) the type or source of proceeds which may be invested; and (iii) the tax consequences of the reinvestment to the Participant; by notifying the Reinvestment Agent and completing any required forms.

3. Distribution of Funds. In making purchases for Participants’ accounts, the Reinvestment Agent may commingle Distributions attributable to Shares owned by Participants in the Distribution Reinvestment Plan.

4. Proxy Solicitation. The Company or its duly authorized agent will distribute to Participants proxy solicitation materials which are attributable to Shares held in the Distribution Reinvestment Plan. The person(s) representing the Company will vote any Shares that are held for the account of a Participant under the Distribution Reinvestment Plan in accordance with the Participant’s written instructions. If a Participant does not provide direction as to how the Shares should be voted and does not give a proxy to person(s) representing the Company covering these Shares, the person(s) representing the Company will not vote said Shares.

5. Absence of Liability. Neither the Company nor the Reinvestment Agent shall have any responsibility or liability as to the value of the Company’s Shares, any change in the value of the Shares acquired for the Participant’s account, or the rate of return earned on, or the value of, the interest-bearing accounts in which Distributions are invested. Neither the Company nor the Reinvestment Agent shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (a) arising out of the failure to terminate a Participant’s participation in the Distribution Reinvestment Plan upon such Participant’s death prior to receipt of notice in writing of such death and the expiration of 30 days from the date of receipt of such notice and (b) with respect to the time and the prices at which Shares are purchased for a Participant. Notwithstanding the foregoing, liability under the federal securities laws cannot be waived. Similarly, the Company and the Reinvestment Agent have been advised that in the opinion of certain state securities commissioners, indemnification is also considered contrary to public policy and therefore unenforceable.

6. Suitability.

(a) Each Participant shall notify the Reinvestment Agent in the event that, at any time during his or her participation in the Distribution Reinvestment Plan, there is any material change in the Participant’s financial condition or inaccuracy of any representation under the Subscription Agreement for the Participant’s initial purchase of Shares.

(b) For purposes of this Section 6, a material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the suitability standards set forth in the Company’s then-current prospectus, as supplemented, for the offering of Shares under this Distribution Reinvestment Plan.

7. Reports to Participants. At the end of each quarter, but in no event later than 30 days after the end of each calendar quarter, the Reinvestment Agent will mail and/or make electronically available to each Participant a statement of account describing, as to such Participant, the Distributions received during the quarter, the number of Shares purchased on behalf of Participant pursuant to the Distribution Reinvestment Plan during the quarter, the per Share purchase price for such Shares, and the total administrative charge, if any, to such Participant. Tax information for income earned on Shares under the Distribution Reinvestment Plan will be provided to each Participant by the Company or the Reinvestment Agent at least annually.

8. Administrative Charges and Distribution Reinvestment Plan Expenses. The Company shall be responsible for all administrative charges and expenses charged by the Reinvestment Agent. Any interest earned on Distributions will be paid to the Company to defray costs relating to the Distribution Reinvestment Plan. In the event that proceeds from the sale of Shares pursuant to the Distribution Reinvestment Plan are used to acquire properties or to invest in loans or other permitted investments, the Company will pay its advisor and other affiliates certain fees and expense reimbursements in accordance with applicable agreements between the parties, as approved by the Company’s board of directors, including a majority of the Company’s independent directors. In addition, the Company will pay all costs in connection with offering Shares pursuant to the Distribution Reinvestment Plan. However, no selling commissions or marketing support fees will be paid by the Company in connection with Shares issued pursuant to this Distribution Reinvestment Plan.

9. No Drawing. No Participant shall have any right to draw checks or drafts against his or her account or to give instructions to the Company or the Reinvestment Agent except as expressly provided herein.

10. Taxes. Taxable Participants may incur a tax liability for Distributions made with respect to such Participant’s Shares, even though they have elected not to receive their Distributions in cash but rather to have their Distributions held in their account under the Distribution Reinvestment Plan. Such Participants will be treated as if they have received the Distributions from the Company and then applied such Distributions to the purchase of Shares in the Distribution Reinvestment Plan. In addition, with respect to any Shares purchased through the Distribution Reinvestment Plan at a discount to their fair market value, such Participants will be treated as receiving an additional Distribution equal to, and may incur a tax liability with respect to, the amount of such discount.

11. Termination.

(a) A Participant may terminate his or her participation in the Distribution Reinvestment Plan at any time by written notice to the Company. To be effective for any Distribution, such notice must be received by the Company at least 30 days prior to the last day of the calendar quarter to which such Distribution relates.

(b) The Company or the Reinvestment Agent may terminate a Participant’s individual participation in the Distribution Reinvestment Plan immediately in accordance with Section 1(d) hereof, and the Company may terminate or suspend the Distribution Reinvestment Plan itself at any time by 15 days’ prior written notice mailed to all Participants.

(c) After termination of the Distribution Reinvestment Plan or termination of a Participant’s participation in the Distribution Reinvestment Plan, the Reinvestment Agent will send to each Participant (i) a statement of account in accordance with Section 7 hereof, and (ii) a remittance for the amount of any Distributions in the Participant’s account that have not been reinvested in Shares. The record books of the Company will be revised to reflect the ownership of record of the Participant’s whole and fractional Shares. Any future Distributions made after the effective date of the termination will be sent directly to the former Participant or to such other party as the Participant has designated pursuant to an authorization form or other documentation satisfactory to the Company.

12. Notice. Any notice or other communication required or permitted to be given by any provision of this Distribution Reinvestment Plan shall be in writing and addressed to CNL Lifestyle Properties, Inc. c/o DST, Inc., 430 W. 7th Street, Ste. 219001, Kansas City, Missouri 64105 if to the Reinvestment Agent, or such other addresses as may be specified by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant’s last address of record with the Company. Each Participant shall notify the Company promptly in writing of any change of address.

13. Amendment. The terms and conditions of this Distribution Reinvestment Plan may be amended, renewed, extended or supplemented by an agreement between the Reinvestment Agent and the Company at any time, including but not limited to, an amendment to the Distribution Reinvestment Plan to add a voluntary cash contribution feature, to substitute a new Reinvestment Agent to act as agent for the Participants or to increase the administrative charge payable to the Reinvestment Agent, by mailing an appropriate notice at least 15 days prior to the effective date thereof to each Participant at his or her last address of record; provided, that any such amendment must be approved by a majority of the Independent Directors of the Company and by any necessary regulatory authority. Such amendment shall be deemed conclusively accepted by each Participant, except those Participants from whom the Company receives written notice of termination prior to the effective date thereof.

14. Governing Law. THIS DISTRIBUTION REINVESTMENT PLAN AND A PARTICIPANT’S ELECTION TO PARTICIPATE IN THE DISTRIBUTION REINVESTMENT PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF MARYLAND APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY IN SAID STATE; PROVIDED, HOWEVER, THAT CAUSES OF ACTION FOR VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS SHALL NOT BE GOVERNED BY THIS SECTION 14.

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